SIDLEY AUSTIN LLP ONE SOUTH DEARBORN CHICAGO, IL 60603 (312) 853 7000 (312) 853 7036 FAX	BEIJING BRUSSELS CHICAGO DALLAS FRANKFURT	GENEVA HONG KONG LONDON LOS ANGELES NEW YORK	SAN FRANCISCO SHANGHAI SINGAPORE TOKYO WASHINGTON, DC
FOUNDED 1866

September 13, 2006

VIA EDGAR SUBMISSION

Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Attention: Ms. Christina Chalk

Re:	New Sally Holdings, Inc.
Registration Statement on Form S-4
Filed August 2, 2006
File No. 333-136259

New Aristotle Holdings, Inc.
Registration Statement on Form 10
Filed August 3, 2006
File No. 001-32970

Ladies and Gentlemen:

On behalf of New Sally Holdings, Inc. (“New Sally”) and New Aristotle Holdings, Inc. (“New Alberto” and together with New Sally, the “Companies”), each currently a wholly-owned subsidiary of Alberto-Culver Company (“Alberto-Culver”), we are writing in response to the comments contained in the Staff’s comment letter dated September 1, 2006 (the “Comment Letter”) with respect to New Sally’s Registration Statement on Form S-4, File No. 333-136259 (the “Proxy Statement/Prospectus–Information Statement”) and New Alberto’s Registration Statement on Form 10, File No. 001-32970.

On the date hereof, New Sally has filed Amendment No. 1 to the Form S-4 and New Alberto has filed Amendment No. 1 to the Form 10 with the Securities and Exchange Commission (the “SEC”), incorporating the revisions described herein. For the convenience of the Staff’s review, the Companies have set forth the text of the comments contained in the Comment Letter followed in each case by the response of the Companies.

Sidley Austin LLP is a limited liability partnership practicing in affiliation with other Sidley Austin partnerships

Securities and Exchange Commission

September 13, 2006

Form S-4

General

1.	Please describe any material changes in Alberto-Culver’s affairs that have occurred since the end of the latest fiscal year and that have not been described in a report on Form 10-Q or Form 8-K.

RESPONSE: The Companies supplementally inform the Staff that Alberto-Culver has described all known material changes in its affairs since the end of the latest fiscal year in a quarterly or current report.

2.	Please provide us with any gatefold information such as pictures, graphics or artwork that will be used in the prospectus.

RESPONSE: The Companies have included in the Proxy Statement/Prospectus-Information Statement all graphics that will be used in the Proxy Statement/Prospectus-Information Statement.

Front Cover Page of the Proxy Statement/Prospectus

3.	We remind you that the letter to shareholders also serves as the cover page of the prospectus, and we note that cover page is dense and difficult to read. Please consider making the following revisions:

•	Please consider revising or eliminating the “Alberto Culver” logo that appears at the top of the cover page because the logo does not appear to constitute required cover page disclosure.

•	Please consider moving the red herring language so that it appears vertically along the left-hand margin of the cover page.

•	Please consider eliminating the redundant disclosure regarding board approval and the shares and special dividend that Alberto-Culver’s stockholders will receive.

•	Please consider removing disclosure that is not key information about the transactions including the statement that you believe the separation and related transactions will deliver important benefits to stockholders, customers and suppliers.

RESPONSE: The Companies have revised the cover page of the Proxy Statement/Prospectus—Information Statement to reduce the amount of the disclosure

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therein in response to the Staff’s comment. The Companies have also reduced the size of the Alberto-Culver logo.

4.	Please disclose recent stock price information for Alberto-Culver common stock. See Item 501 of Regulation S-K.

RESPONSE: The Companies have revised the cover page of the Proxy Statement/Prospectus—Information Statement in response to the Staff’s comment.

5.	Please identify the persons making the solicitation. Refer to Item 18(a)(4) of Form S-4.

RESPONSE: The Companies have revised the cover page of the Proxy Statement/Prospectus—Information Statement in response to the Staff’s comment.

Summary, page 1

6.	Please limit your summary disclosure to brief discussions of only the most material aspects of the proposed separation and related transactions. Some of your disclosure appears to contain excessive detail, which should be reserved for the body of the prospectus. For example, you should provide only a brief description of the separation and related transactions. See Item 3(c) to Form S-4. Please also consider whether other subsections or elements of a discussion within a subsection are necessary for the summary. Appropriate revisions should enable you to significantly reduce the length of the summary. Please further consider whether discussion about the mechanics of the separation and related transactions are necessary for the summary. Discussion about the significance of the transactions is generally more useful to shareholders than technical aspects of how the transactions will occur. Please revise accordingly.

RESPONSE: The Companies have revised the “Summary” section of the Proxy Statement/Prospectus—Information Statement to simplify the description of the transactions and otherwise reduce the amount of disclosure therein in response to the Staff’s comment. See pages 1 through 17.

7.	Please avoid the use of defined terms in the forepart of your document. In addition, your use of the terms “Investor,” “Fund,” and “CD&R” to describe affiliates of Clayton Dubilier & Rice is confusing; consider using an abbreviated term, Clayton Dubilier, throughout the document.

RESPONSE: The Companies have revised the “Summary” section of the Proxy Statement/Prospectus—Information Statement in response to the Staff’s comment. See pages 1 through 17. Given the complex nature of this transaction and the number of

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parties involved, the Companies have used abbreviated terms in the Summary and throughout the document; however, because of the frequency with which these terms are used, the Companies respectfully submit that they do not believe the use of these terms will be confusing to investors. With respect to the Staff’s comment to consider using one abbreviated term to define all three of Clayton Dubilier, Investor and the Fund, the Companies respectfully submit to the Staff that they believe doing so would be inappropriate. Clayton Dubilier, the Fund and Investor are separate legal entities with separate legal obligations. Using one abbreviated term for all three suggests otherwise.

8.	In an appropriate section, please briefly describe the reasons of each of Alberto Culver, Sally Beauty, Clayton Dubilier and the Lavin Family stockholders for engaging in the transactions.

RESPONSE: The Companies have included a summary description of Alberto-Culver’s reasons for engaging in the transactions. See pages 14 through 15. Because Sally Beauty is a wholly-owned subsidiary of Alberto-Culver, the decision to enter into the transaction was made by the Alberto-Culver board of directors.

The Companies respectfully submit that the reasons Clayton Dubilier and the Lavin Family stockholders decided to enter into the transactions are not required by Form S-4 nor are they meaningful to Alberto-Culver stockholders in understanding why the Alberto-Culver board of directors is recommending the transactions. Item 4 of Form S-4 requires disclosure only of the reasons of the registrant and of the company being acquired for engaging in the transaction.

Under the Transaction Agreements. . ., page 7

9.	Please estimate the additional amounts to be retained by or paid to New Sally and Sally Holdings and describe the purpose of the transaction fee of $30 million to CD&R. Similarly, please quantify or estimate the fees and expenses beginning at the bottom of page 122.

RESPONSE: The Companies have revised the Proxy Statement/Prospectus—Information Statement in response to the Staff’s comment. See pages 7 through 8 and page 125.

Alberto-Culver Executive Officers and Directors and Certain Alberto-Culver. . ., page 17

10.	Please revise to also describe the interests of Clayton Dubilier and the Lavin Family stockholder group and affiliates. Please similarly revise the disclosure on page 89.

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RESPONSE: The Companies respectfully direct the Staff’s attention to pages 82 and 99 of the Proxy Statement/Prospectus—Information Statement which describe the interest of the Lavin Family stockholders in the transactions. In addition, the Companies have added additional disclosure with respect to the Lavin family stockholders interest on page 99.

With respect to Clayton Dubilier, the Companies respectfully submit that since the purpose of this disclosure is to inform stockholders of interests that those making the solicitation have that differ from stockholders generally, disclosure related to Clayton Dubilier is not required.

Completion of the Transaction Is Subject to Antitrust Approvals, page 18

11.	If applicable, please describe any other regulatory approvals that must be obtained in connection with the transactions and the status of any approvals being sought. Refer to Item 14(b)(5) of Schedule 14A.

RESPONSE: The Companies supplementally inform the Staff that they are not aware of any additional regulatory approvals that must be obtained.

Risk Factors, page 33

12.	Your introductory paragraph implies that there may be additional risks not discussed in this section. Please note that all material risk factors must be disclosed in the proxy statement/prospectus. Please revise the introductory paragraph of this section to eliminate the implication that you have not discussed all material risks, and revise as necessary to include a discussion of all material risks in your Risk Factors section.

RESPONSE: The Companies have revised the Proxy Statement/Prospectus—Information Statement in response to the Staff’s comment. See page 31.

13.	Some of your risk factors appear generic because the information could apply to many companies in your industry or even in other industries. Please revise to specifically indicate how the stated risk applies to your company, or delete the following risk factors:

•	Neither New Sally nor New Alberto-Culver may realize the anticipated benefits. . ., page 34;

•	Price increases in raw materials could harm New Alberto Culver’s profit margins. . ., page 44;

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Please revise throughout this section accordingly, including similar risk factors relating to New Sally that appear on pages 46-55.

RESPONSE: The Companies have revised the Proxy Statement/Prospectus—Information Statement in response to the Staff’s comment. See pages 32 and 43.

14.	Some of your risk factors are vague and describe multiple risks that should be identified under separate risk factor subheadings, if considered material. Please revise as appropriate. We note the following:

•	If the New Alberto-Culver share distribution does not constitute a tax-free distribution. . ., page 36;

•	New Alberto-Culver’s ability to conduct business in or import products. . ., page 45;

•	New Sally may not be able to successfully identify, make, manage or integrate future acquisitions. . ., page 50;

RESPONSE: The Companies have revised the Proxy Statement/Prospectus—Information Statement in response to the Staff’s comment. See pages 34, 44 and 49.

15.	Please include risk factors that discuss the following:

•	The fact that the $16.5 million fee payable to the financial advisor is contingent on the consummation of the merger and separation.

RESPONSE: The Companies respectfully submit that they do not believe that the contingent nature of the fee of Alberto-Culver’s financial advisor is a material risk. Such an arrangement is customary for investment banking services rendered in transactions of this type. The fee arrangement has been fully disclosed in the Proxy Statement/Prospectus-Information Statement, and the Companies believe that the current level of disclosure conforms to the disclosures typically included in proxy statements in similar transactions and provides full and adequate disclosure with respect to Goldman Sachs’ fee arrangement. The Companies believe that adding a risk factor about the contingent nature of Goldman Sachs’s fee upon completion of the transaction would be misleading to shareholders.

•	The limitation that the fairness opinion addresses only the fairness of the $575 million to be paid by Clayton Dubilier for the 47.5% interest in New Sally, and that

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September 13, 2006

the fairness opinion does not address the fairness of the consideration to be received by existing Alberto-Culver’s stockholders.

RESPONSE: The Companies respectfully submit that they do not view the scope of the fairness opinion as a risk and accordingly do not believe a risk factor regarding its scope is appropriate. This transaction involves three separate transactions: (i) a pro rata distribution of shares by New Sally to its stockholders, (ii) a cash dividend and (iii) the issuance of shares of New Sally common stock to a third party investment vehicle owned by a fund managed by Clayton Dubilier. With respect to the share distribution and cash dividend, the Alberto-Culver stockholders are not paying any consideration for what they receive. It is common for boards not to receive fairness opinions in connection with transactions of that type. Typically in transactions involving an issuance of shares to a third party any fairness opinion to the board of directors would be to the fairness of the consideration received by the issuer for the issuance, which is consistent with the fairness opinion received by the Alberto-Culver board of directors. In addition, the Companies direct the Staff’s attention to the description of the fairness opinion which clearly indicates the scope of the opinion.

•	The termination fee of $60 million and the risk to the stock price of Alberto-Culver if the merger and separation are not completed.

RESPONSE: The Companies have revised the Proxy Statement/Prospectus—Information Statement in response to the Staff’s comment. See page 41.

Risks Relating to New Alberto-Culver, page 42

16.	We note that in the Form 425 filed by Alberto-Culver on June 20, 2006, you state that Sally/BSG represented two-thirds of Alberto-Culver’s profits. Please consider adding a risk that addresses the potential future loss in profits to New Alberto-Culver.

RESPONSE: The Companies respectfully direct the Staff’s attention to the risk factor on page 39 of the Proxy Statement/Prospectus—Information Statement, which discusses the fact that each of New Sally and New Alberto-Culver will not have the assets, revenues and profits that the combined Alberto-Culver had prior to the transactions. The Companies have revised the Proxy Statement/Prospectus—Information Statement to enhance this disclosure in response to the Staff’s comment. See page 39.

If New Sally is unable to profitably open and operate new stores. . ., page 51

17.	To the extent possible, please quantify the costs to open each new store so investors can assess the magnitude of the risk.

RESPONSE: The Companies have revised the Proxy Statement/Prospectus—Information Statement in response to the Staff’s comment. See pages 50 and 212.

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If New Sally is unable to protect its intellectual property rights. . ., page 51

18.	Please specifically identify the material intellectual property rights you seek to protect.

RESPONSE: The Companies have revised the Proxy Statement/Prospectus—Information Statement in response to the Staff’s comment. See page 51.

The financing arrangements that New Sally expects to enter into. . ., page 52

19.	We note the risk factor appearing at the bottom of page 52 indicating that the agreements governing the indebtedness in connection with the transactions will limit New Sally’s ability to incur additional indebtedness. We also note disclosure in the risk factor appearing at the bottom of page 53 stating that New Sally may be able to incur substantial additional indebtedness. Please reconcile this discrepancy and revise your disclosure as appropriate.

RESPONSE: The Companies have revised the Proxy Statement/Prospectus—Information Statement in response to the Staff’s comment. See pages 52 and 53.

Background of the Transactions, page 69

20.	Please expand the background section to further describe each contact, meeting, or negotiation that took place and the substance of the discussions or negotiations at each meeting among representatives of Alberto-Culver, Clayton Dubilier, and the Lavin Family stockholders. Please also revise so that it is clear how the final structure and material terms were reached for each of the investment, separation, employee matters, tax allocation, support and stockholder agreements.

RESPONSE: The Companies have revised the Proxy Statement/Prospectus—Information Statement in response to the Staff’s comment. See pages 70 through 76.

21.	We note that in the days following the termination of the Regis transaction, Alberto-Culver received a number of unsolicited inquiries. Please disclose whether Alberto-Culver or Goldman Sachs solicited other bidders before entering into the investment agreement with Clayton Dubilier. If not, then describe the reasons for not soliciting other bids. Please also disclose Clayton Dubilier’s reasons for contacting Alberto-Culver on April 6, 2006 about a spin-off.

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RESPONSE: The Companies have revised the Proxy Statement/Prospectus—Information Statement in response to the Staff’s comment. See page 70.

22.	We note that on May 17, 2006 the independent directors discussed the level of severance benefits to be offered in exchange for acknowledgement that the proposed transaction would not constitute a change of control under the severance agreements. Please discuss whether the resulting payments to management will be less than the amounts that they would have received if the change of control provisions had been triggered and management’s reasons for agreeing to a lesser amount, if applicable.

RESPONSE: The Companies supplementally inform the Staff that Alberto-Culver sought waivers to avoid any questions as to whether payments were due under the severance agreements. The Companies respectfully submit to the Staff that they do not believe disclosure of whether the amounts agreed to under the amendments are less than the amounts provided under the severance agreements or the reasons management agreed to the severance agreement amendments would be meaningful disclosure to Alberto-Culver’s stockholders nor is it required under the rules promulgated by the SEC.

Alberto Culver’s Reasons for the Transactions, page 76

23.	We note the factors considered by the Alberto-Culver board of directors in recommending the investment agreement and related transactions. Please revise this section to discuss in more specific detail how each factor impacted your decision to recommend the transaction. For example, we note disclosure on page 77 indicating that the Sally/BSG distribution business of New Sally and the consumer products business of New Alberto-Culver have distinct operating, business and financial characteristics that require different management approaches. Please describe these characteristics in greater detail. We also note that the board considered strategic alternatives to the transactions. Please identify all strategic alternatives you considered and explain why the board of directors chose to pursue the current transactions.

RESPONSE: The Companies have revised the Proxy Statement/Prospectus—Information Statement in response to the Staff’s comment. See pages 77 and 78.

Opinion of Alberto Culver’s Financial Advisor, page 82

24.

Please provide us with copies of any materials prepared by Goldman Sachs in connection with its fairness opinion, including draft opinions, reports or appraisals provided to Alberto-Culver’s board of directors and any summaries of presentations made to the board of directors, such as the financial, economic and market data and discount studies. To the extent the materials listed above differ from the opinions, reports or appraisals

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delivered to the board of directors, please describe them in your disclosure. In addition, any non-public information used by Goldman Sachs in formulating its fairness opinion should be summarized in the filing.

RESPONSE: The written presentation prepared by Goldman Sachs entitled Discussion Materials for Aristotle Board of Directors, dated June 16, 2006 for the Alberto-Culver Board of Directors June 16, 2006 meeting which is summarized under the caption “Opinion of Alberto Culver’s Financial Advisor” is being provided to the Staff under separate cover by Skadden, Arps, Slate, Meagher & Flom LLP, counsel for Goldman Sachs, on a confidential and supplemental basis pursuant to Rule 12b-4 under the Securities Exchange Act of 1934, as amended, and Rule 418 under the Securities Act of 1933, as amended.

The following materials prepared by Goldman Sachs and provided to the Alberto-Culver Board of Directors are also being provided to the staff under separate cover by Skadden, Arps on a confidential and supplemental basis pursuant to Rule 12b-4 under the Securities Exchange Act of 1934, as amended, and Rule 418 under the Securities Act, as amended: Draft Preliminary Discussion Materials for Aristotle Board of Directors, dated May 17, 2006; and Summary of Current Proposal which was delivered to the Alberto-Culver Board of Directors on May 22, 2006 (collectively, the “Additional Board Materials”).

In accordance with such Rules, counsel for Goldman Sachs has requested that all of the materials prepared by Goldman Sachs which were provided to the Alberto-Culver Board of Directors (collectively, the “Board Materials”) be returned promptly following completion of the Staff’s review thereof. By separate letter, counsel for Goldman Sachs also has requested confidential treatment of the Board Materials pursuant to the provisions of 17 C.F.R. § 200.83.

The Additional Board Materials were presented to the Alberto-Culver Board of Directors in the course of negotiations, approximately one month prior to the execution of the definitive agreements relating to the transaction. The Additional Board Materials were not included in the materials presented to the Board of Directors in connection with its meetings on June 16 and June 18, 2006 to consider and approve the investment agreement and the transactions contemplated thereby. Accordingly, Alberto-Culver does not believe that the disclosure relating to the Additional Board Materials is required in the Proxy Statement/Prospectus – Information Statement.

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The Companies have not included the projections, and respectfully submit that the projections are not required to be disclosed, in the Proxy Statement/Prospectus—Information Statement.

The Companies believe that the inclusion of the projections could be misleading to stockholders without providing any meaningful benefit. Stockholders may place undue significance on the projections simply because they are management projections, even if they are accompanied by cautionary language. In addition, given the fact that the stockholders meeting will occur at least four months after the date these projections were prepared, the Companies believe that the risk that the projections could become stale is material. Furthermore, the projections were not prepared for purposes of public disclosure and, therefore, do not fully comply with SEC rules or generally accepted accounting principles in the United States (“GAAP”). As a result, the projections could be misleading to stockholders to the extent that they would expect the projections to comply with SEC rules or GAAP.

In addition, the Companies respectfully submit that there is no requirement in Form S-4 or any other provisions of the Securities Act of 1933 to include projections in a registration statement. In addition, it is not customary in the context of a transaction of this nature or capital raising offerings in general to include projections in a registration statement. The Companies believe that this transaction should be treated no differently.

The Companies believe that they have disclosed in the Proxy Statement/Prospectus—Information Statement all information material to an investor’s decision regarding the transaction and the merger and that any non-public information not so disclosed is not material to an investor’s decision regarding whether or not to approve the transactions.

25.	As currently drafted, the discussion of the financial advisor’s opinion does not provide a meaningful summary of each of the analyses performed. Please revise each of the summaries so that they are presented in clear, understandable language. Avoid unnecessary financial terms that make the disclosure difficult to understand. Rather, please explain in clear, concise and understandable language what the financial advisor did and how the analysis and conclusion are relevant to shareholders and specifically to the consideration offered. As part of the revisions, please describe the purpose of each analysis and why particular measures were chose for analysis.

RESPONSE: The disclosure under the heading “Opinion of Alberto Culver’s Financial Advisor” on pages 83 through 91 has been revised in response to the Staff’s comment.

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26.	Please describe how the values at the top of page 84 were derived.

RESPONSE: The disclosure under the heading “Summary of Implied Transaction Multiples” on page 84 has been revised in response to the Staff’s comment.

Selected Companies Analysis, page 84

27.	Please provide the data to which you refer for each comparable company in this analysis summary, including the comparable data for Alberto-Culver, and show how that information resulted in the values already disclosed. Please also describe why particular multiples or measures were used. In addition, please discuss how the selected companies had similar operations to Alberto-Culver. Please apply this comment to the data underlying the disclosure in the analysis of comparable transactions on page 85.

RESPONSE: The disclosure under the headings “Selected Companies Analysis” and “Selected Transaction Analysis” on pages 85 to 88 has been revised in response to the Staff’s comment.

Discounted Cash Flow Analysis, page 86

28.	Please summarize the projections used and include the terminal values and enterprise values that resulted. Please also discuss why particular multiples, discount rates and growth rates were selected. Please apply this comment to the data underlying the disclosure in the leveraged buyout analysis on page 86.

RESPONSE: The disclosure under the headings “Discounted Cash Flow Analysis” and “Leveraged Buyout Analysis” on pages 88 and 89 has been revised in response to the Staff’s comment.

Material U.S. Federal Income Tax Consequences. . ., page 98

29.	Please revise your statements that the opinion “will be based. . .,” so that the opinion speaks as of the effective date of the registration statement. Further, please revise to clarify which statements in this discussion are the opinions of tax counsel. We may have further comment to this section after reviewing your tax opinion.

RESPONSE: The Companies have revised the Proxy Statement/Prospectus—Information Statement in response to the Staff’s comment. See pages 102 and 105.

The Holding Company Merger, page 98

30.	Please revise to clarify whether tax counsel is opining that the holding company merger will constitute a tax-free reorganization, as indicated in the risk factor heading on page 8.

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Further, we note that in the first full sentence on page 99, you state: “...the Sally Holdings distribution will be disregarded for U.S. federal income tax purposes.” Please clarify whether this means that the distribution will be tax-free and whether this is tax counsel’s opinion.

RESPONSE: The Companies have revised the Proxy Statement/Prospectus—Information Statement in response to the Staff’s comment. See page 102.

The Investment Agreement, page 106

31.	We note the statements that the representations and warranties in the investment agreement were made only for the purpose of the investment agreement and solely for the benefit of the parties to the investment agreement and that investors should not rely upon the descriptions of representations and warranties in the investment agreement. Please delete these statements as investors are also permitted to rely upon the representations and warranties. We also note the disclosure that “the representations and warranties... may or may not be accurate as of any specific date and do not purport to be accurate as of the date of this proxy statement/prospectus-information statement. . .” Please be advised that, notwithstanding the inclusion of a general disclaimer, you are responsible for considering whether additional specific disclosures of material information regarding contractual provisions are required.

RESPONSE: The Companies have revised the Proxy Statement/Prospectus—Information Statement in response to the Staff’s comment. See page 109.

Description of New Alberto-Culver, page 145

Competition, page 146

32.	Please explain in greater detail how Alberto-Culver competes on the basis of innovation, product quality and price, as others in your industry would likely compete on the same basis. See Item 101(c)(1)(x) of Regulation S-K.

RESPONSE: The Companies have revised the Proxy Statement/Prospectus—Information Statement in response to the Staff’s comment. See page 149.

33.	Please discuss the material effects that compliance with the regulations you refer to has upon your capital expenditures, earnings and competitive position. See Item 101(c)(1)(xii) of Regulation S-K.

RESPONSE: The Companies respectfully submit to the Staff that Item 101(c)(1)(xii) refers only to environmental regulations, which are not mentioned in the disclosure

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referenced by the Staff. The Companies supplementally inform the Staff that the cost of compliance with environmental regulations is not material to either Company’s business. In addition, the Companies have revised the Proxy Statement/Prospectus—Information Statement to indicate that the cost of compliance with the regulations referred to in the Proxy Statement/Prospectus—Information Statement is not material in response to the Staff’s comment. See page 150.

Management’s Discussion and Analysis of Alberto-Culver

Overview Three and Six Months Ended March 31, 2006 and 2005

Non-GAAP Financial Measures, page 150

34.	In addition to the inclusion of the language agreed to in a correspondence from you dated February 24, 2006, we note, for the interim period ending March 31, 2006 and 2005, your exclusion from earnings of stock option expense recorded in accordance with SFAS No. 123(R) and disclosure of “organic sales” excluding the effects of foreign exchange rates. Revise your filing to eliminate non-GAAP performance measures that eliminate items that are reasonably likely to occur within two years. See Item 10(e)(1)(ii)(B) of Regulation S-K.

RESPONSE: The Companies respectfully submit to the Staff that Alberto-Culver believes that its disclosure in MD&A of earnings measures excluding stock option expense and “organic sales growth” excluding the effects of foreign exchange rates is in compliance with Item 10(e) of Regulation S-K and related interpretations, including Topic 14G of Staff Accounting Bulletin No. 107 (“SAB Topic 14G”) and the Frequently Asked Questions Regarding the Use of Non-GAAP Financial Measures dated June 13, 2003 (“FAQs”).

The Staff’s Interpretive Response to Question (2) of SAB Topic 14G indicates that the presentation of a financial measure excluding stock option expense is not prohibited. The response states that financial measures excluding share-based payments that are used internally to evaluate performance may be relevant disclosure for investors. Alberto-Culver’s internal quarterly financial reporting for fiscal year 2006 used by its executive management and the Board of Directors to evaluate performance specifically excludes stock option expense recorded in accordance with SFAS No. 123 (R) in order to allow for comparability to the fiscal year 2005 results, and management believes this information should be available to readers of the financial statements. Alberto-Culver believes that it has complied with the disclosure requirements outlined in the response to Question (2) of SAB Topic 14G, including the reasons management believes the non-GAAP measure provides useful information to investors, the purposes for which management uses the

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non-GAAP measure and each of the disclosure requirements from the Staff’s answer to Question (8) of the FAQs.

With regard to the Staff’s comment on “organic sales growth,” questions (8) and (9) of the FAQs address whether or not it is appropriate to eliminate recurring items, such as the effects of foreign exchange rates, from non-GAAP financial measures. The Staff’s answer to Question (8) states “while there is no per se prohibition against removing a recurring item, companies must meet the burden of demonstrating the usefulness of any measure that excludes recurring items, especially if the non-GAAP financial measure is used to evaluate performance.” Alberto-Culver’s internal quarterly financial reporting used by its executive management and the Board of Directors to evaluate performance includes disclosure of “organic sales growth.” In addition, investors and analysts have frequently asked Alberto-Culver about its “organic sales growth.” As a result of these consistent inquiries, management made the decision to begin including the financial measure in MD&A in fiscal year 2004. Alberto-Culver believes that it has met the burden of demonstrating the usefulness of “organic sales growth,” based on its compliance with all of the disclosure requirements outlined in the answer to Question (8) of the FAQs, including the manner in which management uses the non-GAAP measure, the economic substance behind the decision to use such a measure, the limitations associated with using the non-GAAP measure and the manner in which management compensates for these limitations and reasons management believes the non-GAAP measure provides useful information to investors.

In addition, Alberto-Culver believes that “organic sales growth” is a common financial measure generally understood by the investment community, similar to “free cash flow,” which is a non-GAAP financial measure specifically addressed by the Staff in Question (13) of the FAQs. In the answer to Question (13), the Staff noted that the deduction of capital expenditures, which is a recurring item for most companies, from operating cash flows would not ordinarily violate the prohibitions of Item 10(e)(1)(ii). The Staff further indicated that companies presenting “free cash flow” in their filings must be careful to include a clear description of its calculation, the required reconciliation to the most directly comparable GAAP financial measure and all material limitations of the measure and to avoid inappropriate or potentially misleading inferences about its usefulness. To the extent appropriate, Alberto-Culver has complied with this cautionary disclosure guidance with regard to its disclosure of “organic sales growth.”

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Years Ended September 30, 2005, 2004 and 2003

Non-GAAP Financial Measures, page 153

35.	The inclusion of your fiscal year end September 30, 2005, 2004 and 2003 financials is considered a re-issuance of your Form 10-K. Please include the additional non-GAAP language agreed to in your correspondence dated February 24, 2006.

RESPONSE: The Companies direct the Staff’s attention to Alberto-Culver’s financial statements as of and for the three and nine months ending June 30, 2006, which include the disclosure requested by the Staff. The Companies respectfully submit, that in Alberto-Culver’s correspondence to the Staff dated February 24, 2006, its management agreed to enhance disclosures regarding the use of non-GAAP financial measures in future quarterly and annual SEC filings covering future periods beginning with the Form 10-Q for the second quarter of fiscal year 2006. Even if the Staff is correct that Alberto-Culver’s Form 10-K is considered re-issued as a result of the inclusion of the 2005 financial statements in the Proxy Statement/Prospectus—Information Statement, Alberto-Culver believes that amending its previous filings is not required and will continue to include the enhanced disclosures in filings related to periods beginning with its March 31, 2006 Form 10-Q as agreed in the February 24, 2006 correspondence.

Liquidity and Capital Resources, page 163

36.	Please discuss your off-balance sheet arrangements in a separately captioned section. Please also discuss the nature and business purpose of the letters of credit and the various related insurance programs. See Item 303(a)(4) of Regulation S-K.

RESPONSE: In response to the Staff’s comment, page 167 has been revised to include the discussion of Alberto-Culver’s off-balance sheet arrangements under a new heading entitled “Off-Balance Sheet Financing Arrangements.” The Companies supplementally inform the Staff that the standby letters of credit relate to Alberto-Culver’s normal insurance coverages, such as workers’ compensation, product liability and general liability, and are based on the requirements of commercial insurance companies to collateralize losses falling within the related deductible for which the insurer would be responsible in the event the insured became unable to pay. Alberto-Culver feels that additional disclosure regarding its standby letters of credit related to various insurance programs is not necessary as the amounts are immaterial for both periods, representing approximately 1% of total assets as of September 30, 2005 and 2004.

Securities and Exchange Commission

September 13, 2006

Pro Forma Financial Statements for Alberto-Culver

Pro Forma Statement of Earnings for the Six Months Ended March 31, 2006, page 172

37.	Net earnings before taxes and earnings from continuing operations for the column Historical Sally Holdings is not consistent with the Historical Sally Holdings column of the pro forma Statement of Earnings on page 238, the Sally Holdings Statement of Earnings presented on page F-64, or the Note five, Segments of the Sally Holdings interim financials page F-70. Please explain any reclassifications you made in the accompanying notes to the pro formas or revise.

RESPONSE: The Companies supplementally inform the Staff that Alberto-Culver charged Sally Holdings a sales-based service fee of $14.4 million for the six months ended March 31, 2006 ($21.6 million for the nine months ended June 30, 2006) pursuant to consulting, business development and advisory services agreements between Alberto-Culver and certain subsidiaries of Sally Holdings. This intercompany charge was eliminated from the historical consolidated financial statements of Alberto-Culver. As a result, the sales-based service fee is appropriately excluded from this adjustment to remove historical Sally Holdings from the historical financial statements of Alberto-Culver. In response to the Staff’s comment, footnote 1 to the New Alberto-Culver pro forma financial statements for the nine months ended June 30, 2006 has been modified to disclose this adjustment.

38.	With respect to footnote 4 here as well as in all of the pro forma statement of operations included in your filing, it is not clear why this adjustment is appropriate. It appears that the charge is related to employee compensation. It does not appear that you will discontinue the practice of issuing stock options to employees and it also appears that you may incur an additional charge as a result of the acceleration of the vesting of the underlying options. In that regard, please tell us if you anticipate recording a charge upon the acceleration of the vesting of the associated options. If so, tell us what the charge will be and tell us why you have not included this charge as part of your pro forma adjustments or disclosed the charge in a note to your pro forma financial statements.

RESPONSE: The Companies supplementally inform the Staff that as discussed in Note 2 to Alberto-Culver’s consolidated financial statements on page F-13, Alberto-Culver converted all of its issued shares of Class A common stock into Class B common stock on a one-share for one-share basis on November 5, 2003. As a result of the conversion, all outstanding options to purchase shares of Alberto-Culver Class A common shares became options to purchase an equal number of Class B common shares. Prior to fiscal year 2006, Alberto-Culver accounted for stock compensation expense in accordance with

Securities and Exchange Commission

September 13, 2006

APB Opinion No. 25. Under these rules, Alberto-Culver was required to recognize non-cash charges from the remeasurement of the intrinsic value of the Class A stock options outstanding on the conversion date. A portion of the non-cash charges was recognized on the conversion date for vested stock options and the remaining non-cash charges related to unvested stock options and restricted shares were being recognized over the remaining vesting periods. As a result, Alberto-Culver recorded non-cash charges against pre-tax earnings of $14.5 million ($9.4 million after taxes) in fiscal year 2005.

As noted in the introductory headnote to the pro forma financial statements for both New Alberto-Culver and New Sally, the pro forma statements of earnings of New Alberto-Culver and New Sally reflect the operations of each entity as if the transactions had occurred on October 1, 2004. As a result of the vesting of stock options and restricted shares upon the completion of the transactions, all future non-cash charge amounts (that would have been amortized over the original vesting periods absent the closing of the transactions) would have been recorded on the closing date of the transactions. Even though the non-cash charge will be accelerated and recognized upon the completion of the transactions, in response to the Staff’s comment, the New Alberto-Culver and New Sally pro forma statements of earnings have been revised so that the non-cash charge is not eliminated from the pro forma statements of earnings. While neither New Alberto-Culver nor New Sally are contractually obligated to grant new stock options after the completion of the transactions, it is expected that both companies will continue to grant stock options.

As noted in the Staff’s comment, an additional charge under SFAS No. 123 (R) will be incurred as a result of the accelerated vesting of stock options upon the completion of the transactions. In accordance with Item 11-02(b)(5) of Regulation S-X, this charge is excluded from the pro-forma statements of earnings of New Alberto-Culver and New Sally. The exclusion of this charge and certain other charges is clearly disclosed in the third to last paragraph of the introductory headnote to the New Alberto-Culver and New Sally pro forma financial statements.

Pro Forma Statement of Earnings for the Year Ended September 30, 2005, page 174

39.	Net earnings before taxes and earnings from continuing operations for the column Historical Sally Holdings is not consistent with the Historical Sally Holdings column of the Pro Forma Statement of Earnings page 240, the Sally Holdings Statement of Earnings presented on page F-40 or Note 13, Segments, page F-59. Please explain any reclassifications you made in the accompanying notes to the pro formas or revise.

Securities and Exchange Commission

September 13, 2006

RESPONSE: The Companies supplementally inform the Staff that Alberto-Culver charged Sally Holdings a sales-based service fee of $27.6 million for the year ended September 30, 2005 pursuant to consulting, business development and advisory services agreements between Alberto-Culver and certain subsidiaries of Sally Holdings. This intercompany charge was eliminated from the historical consolidated financial statements of Alberto-Culver. As a result, the sales-based service fee is appropriately excluded from this adjustment to remove historical Sally Holdings from the historical financial statements of Alberto-Culver.

In addition, as discussed in the Companies’ response to Comment 53, Alberto-Culver has not reclassified certain Sally Holdings’ warehousing and distribution costs from advertising, marketing, selling and administrative expenses to cost of products sold in the Alberto-Culver consolidated statements of earnings for the years ended September 30, 2005, 2004 and 2003 as it was determined that the reclassification was not material from both a quantitative and qualitative standpoint in accordance with Staff Accounting Bulletin No. 99 (“SAB 99”). However, these reclassifications have been reflected in the separate statements of earnings for Sally Holdings for the years ended September 30, 2005, 2004 and 2003. As a result, a reclassification has been made to cost of products sold and advertising, marketing, selling and administrative expenses in the column that eliminates historical Sally Holdings from the historical Alberto-Culver financials in order to be consistent with the manner in which these costs were classified in the historical Alberto-Culver financial statements.

In response to the Staff’s comment, footnote 1 to the New Alberto-Culver pro forma financial statements for the year ended September 30, 2005 has been modified to disclose these adjustments.

Management of New Alberto-Culver, page 176

40.	We note that you state that some positions were held for longer than the past five years. Please revise each biography to specify the dates of employment since this will provide investors with information about the depth of experience that each member of management has in each position. See Item 401(e) of Regulation S-K. Please similarly revise the New Sally management biographies.

RESPONSE: The Companies have revised the Proxy Statement/Prospectus—Information Statement in response to the Staff’s comments. See pages 182 through 183 and 262 through 263.

Securities and Exchange Commission

September 13, 2006

Ownership of Common Stock of New Alberto-Culver, page 193

41.	Please identify the natural person(s) with investment or voting power over the shares owned by Nueberger Berman, LLC.

RESPONSE: Neuberger Berman, LLC is an institution deemed to be a “person” pursuant to Section 13(d)(3) of the Exchange Act. The Companies respectfully submit that Regulation S-K Item 403(a) does not require them to ascertain the natural persons with investment or voting power over those shares.

Description of New Alberto-Culver Capital Stock, page 195

42.	The statement that all shares of New-Alberto common stock distributed in the New Alberto-Culver share distribution will be validly issued, fully paid and non-assessable appears to be a legal opinion that you are not qualified to make. Please either delete this statement or identify the counsel on whose opinion you are relying. Revise the similar disclosure regarding New Sally common stock that appears on page 255.

RESPONSE: The Companies have revised the Proxy Statement/Prospectus—Information Statement in response to the Staff’s comment. See pages 202 and 274.

Description of New Sally, page 202

43.	We note the primary competitive factors in the beauty products distribution industry are the price at which Sally Holdings purchase products from manufacturers and the retail price, quality, perceived value, consumer brand name recognition, packaging and mix of products and customer service. Please explain in greater detail how you are differentiated from competitors based on these competitive factors. See Item 101(c)(1)(x) of Regulation S-K.

RESPONSE: The Companies have revised the Proxy Statement/Prospectus—Information Statement in response to the Staff’s comment. See pages 212 and 213.

44.	Please identify any major customers or suppliers. In addition, please include the information required by Item 101(d) of Regulation S-K. Please include similar information for New Alberto Culver.

RESPONSE: The Companies have revised the Proxy Statement/Prospectus—Information Statement in response to the Staff’s comment. See pages 148 through 149 and 219 through 220.

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September 13, 2006

Growth Strategy, page 204

45.	We note that you intend to continue expanding both Sally Beauty Supply and BSG into new markets, domestic and international. Please identify the new geographic markets you contemplate entering into.

RESPONSE: The Companies have revised the Proxy Statement/Prospectus—Information Statement in response to the Staff’s comment. See page 213.

Management’s Discussion and Analysis of New Sally

Contractual Obligation, page 230

46.	Please discuss your off-balance sheet arrangements in a separately captioned section. To the extent necessary, discuss information necessary for the reader to obtain an understanding of such arrangements. See Item 303(a)(4) of Regulation S-K.

RESPONSE: In response to the Staff’s comment, page 248 has been revised to include the discussion of Sally Holdings’ off-balance sheet arrangements under a new heading entitled “Off-Balance Sheet Financing Arrangements.” The Companies respectfully submit that Sally Holdings believes that additional disclosure regarding its letters of credit related to inventory purchases is not necessary as the amounts are immaterial for all periods, representing substantially less than 1% of total assets as of March 31, 2006 and September 30, 2005 and 2004. Similarly, outstanding letters of credit as a percentage of total assets as of June 30, 2006 is substantially less than 1%.

Pro Forma Financial Statements for New Sally

Introductory Headnote, page 234

47.	We note your disclosure in the last sentence of paragraph four on page 234 that you decided not to reflect the additional expenses New Sally expects to incur as a result of operating as a stand-alone company. If this is correct, please explain why you decided not to include these costs. To the extent these costs are factually supportable, please include these additional costs in the pro forma statements and provide any disclosure necessary in the accompanying notes.

RESPONSE: In response to the Staff’s comment, the last sentence in the third to last paragraph of the introductory headnote to the New Sally pro forma financial statements has been deleted.

Securities and Exchange Commission

September 13, 2006

The Companies respectfully submit that footnote 3 of the pro forma statements of earnings for the most recent interim period and the year ended September 30, 2005 states that allocated Alberto-Culver corporate expenses have been retained in the pro forma statements of earnings and that management believes the “allocated corporate expenses charged by Alberto-Culver is a reasonable estimate of additional costs that New Sally may incur as a stand-alone public company”. As disclosed in footnote 3, these amounts were $5.6 million for the six months ended March 31, 2006 ($8.2 million for the nine months ended June 30, 2006) and $10.3 million for the year ended September 30, 2005. Please see the response to Comment 50 for further discussion regarding the propriety of this treatment.

Pro Forma Statements of Earnings for the Six Months Ended March 31, 2006, page 238

48.	We note your inclusion of the effect on income of a 1/8% variance in interest rates. Please explain to us how you concluded a rate of 8.59% was reasonable based on current rates and the terms provided for in your commitment letter. Revise the disclosure in the note to more fully explain how you calculated the weighted average interest rate.

RESPONSE: The Companies have revised the Proxy Statement/Prospectus—Information Statement in response to the Staff’s comment. See pages 257 and 258.

49.	We have read your disclosure in note (3) to the pro forma statement of operations. Given that your audited financial statements disclose that the use of the sales based service fee to approximate corporate costs related to Sally Holdings is reasonable, tell us why you believe that it is appropriate in the pro forma financial statements to reallocate these costs back to Alberto Culver. Tell us what these costs included and why no benefit accrued to New Sally and why New Sally can expect to avoid such services in the future.

RESPONSE: The Companies supplementally inform the Staff that as disclosed in footnote 4 of the Sally Holdings audited financial statements, Alberto-Culver performs certain administrative services and corporate functions for Sally Holdings in areas such as tax, financial reporting, internal audit, regulatory compliance, risk management, legal and investor relations. Costs for these administrative services and corporate functions are allocated by Alberto-Culver to Sally Holdings based on the most relevant method for the specific services being provided and totaled $13.3 million for the year ended September 30, 2005 and $7.3 million for the six months ended March 31, 2006 ($10.7 million for the nine months ended June 30, 2006). The costs for certain of the administrative services and corporate functions are allocated based on specific identification of activities performed or costs incurred on behalf of Sally Holdings. Costs of certain other administrative services and corporate functions that benefit the consolidated Alberto-

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Culver entity are allocated equally between Sally Holdings and Alberto-Culver’s consumer products business. Management believes the methods of allocation are reasonable.

In addition, certain subsidiaries of Sally Holdings have entered into consulting, business development and advisory services agreements with Alberto-Culver. Under these agreements, Alberto-Culver agrees to provide consulting and advisory services related to various matters including the evaluation and solution of specific business problems and the formulation of plans for the development, expansion and improvement of the subsidiaries’ businesses. Each such agreement specifies a fee for such services equal to a percentage of the subsidiaries’ sales. This sales-based service fee totaled $27.6 million for the year ended September 30, 2005 and $14.4 million for the six months ended March 31, 2006 ($21.6 million for the nine months ended June 30, 2006). As noted in footnote 3 to the New Sally pro forma statements of earnings, the consulting, business development and advisory services agreements giving rise to the sales-based service fee will be terminated in connection with the transactions and the sales-based service fee will no longer be payable by Sally Holdings. Management does not believe that subsidiaries of Sally Holdings will likely need to engage any third party or incur any additional costs as a stand-alone company for the services provided by these agreements.

In response to the Staff’s comment, the disclosures provided in footnote 3 to the New Sally pro forma statements of earnings, footnote 4 of the Sally Holdings audited consolidated financial statements on page F-52 and footnote 8 of the Sally Holdings unaudited consolidated interim financial statements on page F-73 have been modified to clarify the disclosures related to the sales-based service fee.

50.	We have read your disclosure in note (3) to the pro forma statement of operations. The last sentence of the note states that the $5.6 million of allocated corporate expense is a reasonable estimate of additional costs that New Sally may incur as a stand alone public entity. Given that these charges are, in part, allocated based upon specific identification, tell us why you believe that these charges should be characterized as similar to additional costs related to being a stand alone public company.

RESPONSE: The Companies supplementally inform the Staff that the $5.6 million for the six months ended March 31, 2006 ($8.2 million for the nine months ended June 30, 2006) and $10.3 million for the year ended September 30, 2005 represent allocations by Alberto-Culver of costs associated with certain administrative services and corporate functions performed for Sally Holdings or which benefit the consolidated Alberto-Culver entity. These administrative services and corporate functions include services in areas such as tax, financial reporting, internal audit, regulatory compliance, risk management,

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September 13, 2006

legal and investor relations. Based on a review of the services being allocated to Sally Holdings and other typical expenses involved with being a public company, management believes the amounts noted above are reasonable estimates of the costs New Sally may incur as a stand-alone public company in connection with performing these services and incurring these costs on its own.

Management of New Sally, page 242

51.	We note that the management will change as of the closing date, so that the signatories of the registration statement are not the same as the persons you identify here as members of New Sally management. Please file consents for the director nominees as exhibits to the next amendment, or advise us. Refer to Rule 438 of Regulation C.

RESPONSE: The Companies will file the Rule 438 consents prior to requesting that the Form S-4 Registration Statement be declared effective.

Related Party Transactions of New Sally, page 248

52.	Please revise to briefly describe the transactions with Clayton Dubilier and the Lavin Family stockholders.

RESPONSE: The Companies have revised the Proxy Statement/Prospectus—Information Statement in response to the Staff’s comment. See page 267.

Interim Financials March 31, 2006, and 2005 - Alberto Culver

Note 1. Description of Business and Basis of Presentation, page F-29

53.	During the second quarter of fiscal 2006, you determined certain warehousing and distribution costs previously classified in the income statement as components of advertising, marketing, selling and administrative expenses should be classified as cost of products sold. Please reflect this reclassification resulting from a change in policy in all periods presented, including your September 30, 2005, 2004 and 2003 financials.

RESPONSE: The Companies respectfully submit to the Staff that in the second quarter of fiscal year 2006 when the reclassifications of certain warehousing and distribution costs from advertising, marketing, selling and administrative expenses (“G&A”) to cost of products sold were first made, Alberto-Culver assessed the effects on its consolidated financial statements for fiscal years 2005, 2004 and 2003 in accordance with SAB 99 and concluded that the reclassifications were not material. Therefore, Alberto-Culver does not believe that the reclassifications need to be reflected in all periods presented.

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September 13, 2006

Management’s materiality assessment was based on quantitative and qualitative factors, as required by SAB 99.

Management’s assessment concluded that the reclassification amounts were quantitatively immaterial to the consolidated financial statements because the only financial earnings measure affected was gross profit, and the effects on the gross profit margin percentages ranged from 2.3% to 2.5% in the periods analyzed, but did not distort comparability between periods. In addition, the reclassifications did not affect operating earnings, earnings before provision for income taxes, net earnings or net earnings per share amounts previously reported.

Management’s assessment also concluded that the reclassifications were qualitatively immaterial due primarily to the following factors:

•	Based on Alberto-Culver’s investor relations experience, investors, analysts and other readers of the financial statements are more concerned with the trend or change in the gross profit margin percentage versus the absolute gross profit or absolute gross profit margin percentage. In this case, the trends in the gross profit margin percentages for the periods presented were very similar (see the following bullet below) whether or not the reclassifications were made. In addition, management believes that analysts and other readers of the financial statements do not commonly compare Alberto-Culver’s gross profit margin percentage to peer companies because, due to the nature of Alberto-Culver’s two major operating segments, Alberto-Culver’s consolidated financial results are not comparable to pure consumer products companies or pure retailers;

•	Management reviewed its MD&A disclosures regarding cost of products sold and G&A for the periods presented and their effects on the results of operations and noted that no changes to the descriptions would have been necessary had the reclassifications been made to those historical periods (i.e., while the dollar amounts and percentages would have changed slightly in each period, the explanations as to why gross profit margin percentages trended as they did and why G&A increased or decreased would not have changed); and

•	No qualitative factors noted in SAB 99, other than the one noted in the following sentence, were affected in any way by the reclassifications. The only qualitative factor listed in SAB 99 that favored the reclassifications being material was that the amounts were able to be precisely measured and were not based on an estimate or involved any uncertainty.

Securities and Exchange Commission

September 13, 2006

Alberto-Culver’s plan regarding the reclassifications is to 1) reclassify these costs appropriately in all future periods beginning in the second quarter of fiscal year 2006 and 2) reclassify the comparative periods’ statements of earnings and add footnote disclosure discussing the effects of the reclassifications in future quarterly and annual SEC filings beginning with the Form 10-Q for the second quarter of fiscal year 2006 and ending with the Form 10-Q for the first quarter of fiscal year 2007.

Sally Holdings - Financials Years Ended September 2005, 2004, page F-38

Independent Auditors’ Report, page F-38

54.	In the scope paragraph we notice your auditor’s reference to U.S. generally accepted auditing standards (U.S. GAAS). Public Company Accounting Oversight Board, Auditing Standard No. 1, effective May 24, 2004, requires references to U.S. GAAS to be replaced with standards of the U.S. PCAOB.

RESPONSE: In response to the Staff’s comment, the scope paragraph of the independent auditors’ report has been revised to reflect the reference to the standards of the U.S. PCAOB.

Consolidated Balance Sheets, page F-39

55.	Please tell us and disclose the reasons 2005 total assets, as presented on the face of the balance sheet, and in Note 13 Business Segments and Geographic Information, page F-59, is inconsistent with the historical amounts presented in the Alberto Culver segment Note 7 on page F -18, identifiable assets for the Sally Beauty Supply and Beauty Systems Groups.

RESPONSE: Both the Sally Holdings total assets as of September 30, 2005 on pages F-40 and F-64 and the Beauty Supply Distribution identifiable assets as of the same date on page F-18 are appropriately stated. The Companies supplementally inform the Staff that the total assets of the Sally Holdings legal entity of $1,225.5 million include the following three items that are not included in the identifiable segment assets of $1,191.3 million:

•	Amounts due from Alberto-Culver of $11.3 million – these intercompany receivables are eliminated from the consolidated Alberto-Culver balance sheet and are not considered separately identifiable assets of Sally Beauty Supply or Beauty Systems Group for segment reporting purposes;

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September 13, 2006

•	Notes receivable from affiliated companies of $15.2 million – these intercompany receivables are eliminated from the consolidated Alberto-Culver balance sheet and are not considered separately identifiable assets of Sally Beauty Supply or Beauty Systems Group for segment reporting purposes; and

•	Deferred income tax assets of $7.7 million – all deferred income tax assets are considered “corporate” assets for Alberto-Culver’s segment reporting purposes.

In addition, management believes it is not necessary to disclose a reconciliation of total assets for the Sally Holdings legal entity to the identifiable assets of the two segments per the Alberto-Culver consolidated segment footnote. Nonetheless, please note that the “identifiable assets” disclosure included in the Sally Holdings segment footnote on page F-60 essentially serves the purpose of such a reconciliation. The identifiable assets for the Sally Beauty Supply and Beauty Systems Group reportable segments in the Sally Holdings footnote are identical to the amounts in the Alberto-Culver footnote, and the $34.2 million of “corporate” assets in the Sally Holdings segment footnote reconciles to the total assets on the balance sheet. The disclosure on page F-60 states that “corporate identifiable assets consist of amounts due from Alberto-Culver, deferred tax assets and notes receivable from affiliated companies.”

Consolidated Statement of Earnings, page F-40

56.	Please include underscoring for subtotals and totals. See Item 4-01 (c) of Regulation S- X.

RESPONSE: The Companies have revised the Sally Holdings, Inc. Consolidated Statement of Earnings in the Proxy Statement/Prospectus - Information Statement in response to the Staff’s comment. See page F-41.

Consolidated Statement of Cash Flows, page F-41

57.	Please present your purchases and sales of Auction Rate Securities gross. Please also consider our comment, as applicable, to your interim financial statements. See SFAS 95 paragraph 18.

RESPONSE: The Companies respectfully submit that Sally Holdings management believes that the current presentation of cash flow activity related to Auction Rate Securities in the consolidated statements of cash flows on pages F-42 and F-66 is appropriate. The information provided, including the parenthetical inclusion of the offsetting gross purchases or sales activity for each period, provides the reader with all

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relevant data to allow them to understand the magnitude of the activity during the periods. It is management’s belief that presenting this information on separate lines in the statements of cash flows does not provide any additional benefit to the reader.

Vendor Allowances, page F-47

58.	Please tell us how much you received from vendors for cooperative advertising that was offset against an expense account. If the amount is material, revise your note to disclose the amount.

RESPONSE: The Companies supplementally inform the Staff that Sally Holdings received approximately $10.6 million, $8.7 million and $6.9 million from vendors for cooperative advertising during fiscal years 2005, 2004 and 2003, respectively, as reimbursement for specific, incremental, identifiable costs incurred by Sally Holdings. All of these amounts were offset against the related advertising expense in the consolidated statements of operations. The Companies respectfully submit that management believes disclosure of these amounts is not necessary as the amounts are immaterial for all periods, representing approximately 1% of total selling, general and administrative expenses in each of the respective periods.

Lease Commitments, page F-54

59.	Please disclose contingent rental expense for each period. See paragraph 16(c) of SFAS 13.

RESPONSE: The Companies supplementally inform the Staff that Sally Holdings’ contingent rental expense was approximately $1.3 million, $0.9 million and $0.7 million during fiscal years 2005, 2004 and 2003, respectively. Respectfully, management feels that disclosure of these amounts is not necessary as the amounts are immaterial for all periods, representing substantially less than 1% of total selling, general and administrative expenses in each of the respective periods.

Part II. Information Not Required in the Prospectus, page II-1

Item 22. Undertakings, page II-4

60.	Please revise to omit the undertakings in Item 512(b) of Regulation S-K since New Sally is not permitted to forward incorporate by reference. In addition, please revise to include the undertakings in Item 512(a) of Regulation S-K.

RESPONSE: The Companies have revised the Form S-4 in response to the Staff’s comment. See page II-5.

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September 13, 2006

Item 21. Exhibits and Financial Statement Schedules, page II-1

61.	Please include as exhibits the equity commitment letter from the fund and the Merrill Lynch Capital Corporation debt financing commitment letter. See Item 601 of Regulation S-K.

RESPONSE: The Companies have included the debt financing commitment letter as an exhibit. The Companies note that neither they nor any of their subsidiaries are party to the equity commitment letter and respectfully submit that the equity commitment letter is not required to be filed under the rules promulgated by the SEC. The Companies supplementally inform the Staff that they believe that all terms contained in the equity commitment letter materially affecting the Companies are described in the Proxy Statement/Prospectus-Information Statement on page 116 and note that the Limited Guarantee from Clayton, Dubilier & Rice Fund VII, L.P. in favor of Alberto-Culver has been filed as Exhibit 99.10 to the Form S-4.

62.	Please include Schedule II, Valuation and Qualifying Accounts, for both Alberto Culver and Sally Holdings, as required by Regulation S-X 05-04(c).

RESPONSE: The Companies supplementally inform the Staff that for both Alberto-Culver and Sally Holdings, management has determined that the allowance for doubtful accounts and the inventory allowances are the only valuation and qualifying accounts for which the schedules prescribed by Regulation S-X 12-09 are required. For Sally Holdings, changes in the allowance for doubtful accounts and inventory allowances are included in footnotes 1(e) and 1(g), respectively, to the 2005 financial statements on page F-44 and F-45 of the of the Proxy Statement/Prospectus-Information Statement. Because this information is presented in the footnotes to the financial statements, separate presentation of the same information in Schedule II is not required pursuant to Regulation S-X 05-04(b). In response to the Staff’s comment, Alberto-Culver’s Schedule II and the related Report of Independent Registered Public Accounting Firm have been added to the Amended Form S-4 on page II-4.

63.	Please provide us with a list briefly identifying the contents of all of your omitted schedules or similar supplements to your transactions.

RESPONSE: The Companies have attached as Exhibit A hereto the list requested by the Staff.

Securities and Exchange Commission

September 13, 2006

Exhibit 99.11. Opinion of Goldman Sachs

64.	We note that the second and third paragraphs contain disclaimers that imply that stockholders may not rely on the fairness opinion. Because it is inconsistent with the disclosures relating to the opinion, please delete the limitation. Alternatively, disclose the basis for the financial advisor’s belief that shareholders cannot rely upon the opinion to support any claims against it arising under applicable state law (e.g., the inclusion of an express disclaimer in financial advisor’s engagement letter with Alberto-Culver). Describe any applicable state law authority regarding the availability of such a potential defense. In the absence of applicable state law authority, disclose that the availability of such a defense will be resolved by a court of competent jurisdiction. Also disclose that resolution of the question of the availability of such a defense will have no effect on the rights and responsibilities of the board of directors under applicable state law. Further, disclose that the availability of such a state law defense to the financial advisor would have no effect on the rights and responsibilities of either the financial advisor or the board of directors under federal securities laws.

RESPONSE: The Companies respectfully submit that the second and third paragraphs of the Consent of Goldman Sachs, filed as Exhibit 99.11 to the Registration Statement do not imply that stockholders may not rely on the fairness opinion. The second and third paragraphs of Exhibit 99.11 authorize the inclusion of the fairness opinion as an annex to the Proxy Statement/Prospectus – Information Statement and the references thereto in the “Summary” and “The Transactions” sections of the Proxy Statement/Prospectus – Information Statement. Alberto-Culver had previously agreed in the engagement letter with Goldman Sachs that the opinion or advice provided by Goldman Sachs in connection with the transaction would not be disclosed or circulated or referred to publicly without the prior written consent of Goldman Sachs.

Form 10

65.	Please revise the disclosure in the Form 10 to reflect your responses to comments we have raised on the Form S-4, as applicable.

RESPONSE: The Companies have revised the Form 10 in response to the Staff’s comments.

With respect to the Staff’s comments relating to New Sally Holdings, Inc. and New Aristotle Holdings, Inc., each Filing Person has authorized us to advise the Staff as follows: (i) the Filing Person is responsible for the adequacy and accuracy of the disclosure in the filing, (ii) Staff comments or changes to disclosure in response to Staff comments in the filings reviewed by the Staff do not foreclose the SEC from taking any action with respect to the filing and (iii)

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the Filing Person may not assert Staff comments as a defense in any proceeding initiated by the SEC or any person under the federal securities laws of the United States.

* * * * *

If you have any questions regarding the foregoing or Amendment No. 1, please contact Scott Williams at (312) 853-7783 or the undersigned at (312) 853-4573.

Very truly yours,

/s/ David J. Zampa
cc: Gary P. Schmidt
Paul S. Bird

List of Schedules to New Sally Holdings, Inc. S-4 Annexes

Investment Agreement

Schedule	Schedule Title
1.1(j)	“Knowledge” of Alberto-Culver
4.2(a)	Organization Alberto-Culver
4.2(b)	Capital Structure of Alberto-Culver
4.2(c)	Authority; No Conflicts of Alberto-Culver
4.2(d)	Reports and Financial Statements of Alberto-Culver
4.2(e)	Information Supplied of Alberto-Culver
4.2(f)	Brokers or Finders of Alberto-Culver
4.2(h)	Taxes of Alberto-Culver
4.3(a)	Organization; Standing and Power; Subsidiaries of Sally Holdings
4.3(b)	Capital Structure of Sally Holdings
4.3(c)	Authority; No Conflicts of Sally Holdings
4.3(d)	Reports and Financial Statements of Sally Holdings
4.3(e)	Information Supplied by Sally Holdings
4.3(f)	Litigation; Compliance with Laws of Sally Holdings
4.3(g)	Absence of Certain Changes or Events of Sally Holdings
4.3(h)	Environmental Matters of Sally Holdings
4.3(i)	Intellectual Property of Sally Holdings
4.3(j)	Title to Properties; Assets/Services of Sally Holdings
4.3(k)	Certain Contracts of Sally Holdings
4.3(l)	Employee Benefits of Sally Holdings
4.3(m)	Labor Relations of Sally Holdings
4.3(n)	Insurance of Sally Holdings
4.3(o)	Liens of Sally Holdings
4.3(p)	Franchisees of Sally Holdings
4.3(q)	No Other Activities of Sally Business of Sally Holdings
4.4(a)	Organization of New Sally
4.4(b)	Capital Structure of New Sally
4.4(c)	Authority; No Conflicts of New Sally
4.4(d)	Information Supplied by New Sally
4.4(e)	Litigation of New Sally
4.4(f)	Status of New Sally Shares of New Sally
5.1(a)	Ordinary Course
5.1(b)	Dividends; Changes in Share Capital
5.1(c)	Issuance of Securities
5.1(d)	Governing Documents
5.1(e)	No Acquisitions
5.1(f)	No Dispositions
5.1(g)	Investments; Indebtedness
5.1(h)	Compensation
5.1(i)	Accounting Methods

5.1(j)	Certain Agreements and Arrangements
5.1(k)	Settlement of Litigation
5.1(l)	Related Party Agreements
5.1(m)	Tax Matters
5.1(n)	No Related Actions
6.4	Reasonable Best Efforts
6.18	Valuation Firm

Separation Agreement

Schedule	Schedule Title
1.01(a)	Alberto-Culver Financial Instruments
1.01(b)	Related Party Agreements
1.01(c)	Sally Financial Instruments
2.01	Other Transactions
2.03	Financial Instruments
2.04(c)	Cash
5.01(e)	Insurance Premiums

Tax Allocation Agreement

Schedule	Schedule Title
2.06	Tax Audits
4.04	Treasury Regulation Election for Certain Alberto-Culver Subsidiaries

Employee Matters Agreement

Schedule	Schedule Title
A	Schedule A—Persons excluded from definition of Sally Employee
B	Schedule B—Certain Persons included in definition of Sally Employee

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